GSX TECHEDU INC.

Tower C, Beyondsoft Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

June 23, 2020

VIA EDGAR

Mr. Bill Thompson

Ms. Robyn Manuel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE:	GSX Techedu Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019 (the “2019 20-F”)

Filed April 3, 2020

File No. 001-38923

Dear Mr. Thompson and Ms. Manuel:

This letter sets forth the Company’s response to the comments contained in the letter dated June 10, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2019 20-F. The comments are repeated below in bold and followed by the response thereto.

Operating and Financial Review and Prospects

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues, page 72

1.

Given the significance of the quarter to quarter and year to year increases in net revenues, please expand on your explanation of the increase in net revenues from period to period. For example, we note that net revenues from your K-12 courses increased RMB1,415.6 million in 2019 compared to 2018. Please disclose the dollar amount of that increase attributable to higher tuition fees versus growth in enrollments. In addition, please elaborate on the factors contributing to the significant volume/enrollment increases. For example you might discuss first time versus recurring customer enrollments or successful marketing efforts in a particular region. Or you might discuss the number of courses offered in one period versus the other and changes in average enrollment per course including the reasons for those changes.

GSX Techedu Inc.

June 23, 2020

In response to the Staff’s comment, the Company proposes to further clarify the disclosure for “Revenues” in its future Form 20-F filings as follows:

“Our net revenues increased by 432.3% from RMB397.3 million in 2018 to RMB2,114.9 million (US$303.8 million) in 2019. This increase was primarily driven by the increase in net revenues from our K-12 courses, and, to a lesser extent, the increase in net revenues from our foreign language, professional and interests courses, partially offset by the decrease in other revenues as we stopped providing membership-based services to teachers under our earlier business model in August 2018. We generated RMB11.3 million in membership fees from teachers on our platform in 2018, compared to RMB282 thousand (US$40.5 thousand) in 2019.

Net revenues from our K-12 courses increased from RMB290.9 million in 2018 to RMB1,706.5 million (US$245.1 million) in 2019. This increase was primarily driven by the higher level of tuition fees we charged our K-12 students and the growth in paid course enrollments in our K-12 courses. The average tuition fee increase contributed RMB148.1 million of the incremental increase in K-12 courses net revenues between 2018 and 2019. The growth in paid course enrollments contributed RMB1,267.5 million of the incremental increase in K-12 courses net revenues between 2018 and 2019.

Our K-12 paid course enrollments increased by 374% from 412.9 thousand in 2018 to 1,957.6 thousand in 2019. The increase in paid course enrollments were contributed by both first time students and recurring purchases of courses by existing students. First time paid course enrollments increased by 336% from 165.4 thousand in 2018 to 721.0 thousand in 2019. Paid course enrollments from recurring purchases by existing students increased by 400% from 247.5 thousand in 2018 to 1,236.6 thousand in 2019. The increase in first time paid course enrollments was primarily driven by our effective investment in sales and marketing efforts. The increase in recurring purchases was primarily driven by high teaching quality and optimized services that we provided.

Additionally, the year-over-year increase in the medium level of standard tuition fees for our elementary, middle and high school courses from 2018 to 2019 was 21%, without taking into account the number of offerings for each course. Furthermore, the average gross billing per paid course enrollment for our K-12 courses increased by 25% from approximately RMB1,200 in 2018 to approximately RMB1,500 in 2019.

Net revenues from our foreign language, professional and interest courses increased from RMB71.7 million in 2018 to RMB378.3 million (US$54.3 million) in 2019. This increase was primarily driven by the growth in paid course enrollments in our foreign language, professional and interests courses, as well as the higher level of tuition fees we charged our foreign language, professional and interest course students, both of which were driven by upgrades in our course content and structure. The average tuition fee increase contributed RMB89.4 million of the incremental increase in foreign language, professional and interest courses net revenues between 2018 and 2019. The growth in paid course enrollments contributed RMB217.2 million of the incremental increase in foreign language, professional and interest courses net revenues between 2018 and 2019.

GSX Techedu Inc.

June 23, 2020

Our foreign language, professional and interest education paid course enrollments increased by 153% from 90.6 thousand in 2018 to 229.0 thousand in 2019. The increase in paid course enrollments were contributed by both first time students and recurring purchases of courses by existing students. First time paid course enrollments increased by 143% from 80.8 thousand in 2018 to 196.1 thousand in 2019. Paid course enrollments from recurring purchases by existing students increased by 236% from 9.8 thousand in 2018 to 32.9 thousand in 2019. In addition to upgrades in our course content and structure, which drove the overall increase in paid course enrollments, the increase in our first time paid course enrollments was also driven by effective investment in our sales and marketing efforts.

Additionally, from 2018 to 2019, the year-over-year increase in the medium level of standard tuition fees for our foreign language courses was 33%, and the year-over-year increase in the medium level of standard tuition fees for our interest courses was 47%, in each case without taking into account the number of offerings for each course. The increase was primarily due to our continued efforts to refine our course offerings, enhance our capacity to recruit new students and generate interests in courses beyond the current subscriptions of our existing students. Furthermore, the average gross billing per paid course enrollment for our foreign language, professional and interest courses increased 58% from approximately RMB1,200 in 2018 to approximately RMB1,900 in 2019.

The net revenues indicate how fast we are expanding with different revenue sources and what size we have grown into, the paid course enrollments measures how efficient our current strategy has been executed, and the average gross billing per paid course enrollment displays how much we charge each student on average. All these three metrics will provide the management team with insight into the effectiveness of existing strategies and guidance for strategic plans for the upcoming year.”

The Company respectfully advises the Staff that because the Company operates a fast-developing business in a rapidly evolving industry, the Company will continue to evaluate and disclose what the Company considers to be the best indicators of the Company’s operational performance in its future Form 20-F filings, which indicators may be different from those that the Company had disclosed in the past.

Consolidated Financial Statements

Consolidated Statements of Comprehensive (Loss) Income , page F-6

2.

Please explain to us why no income tax expense or benefit is allocated to unrealized gains on available-for-sale investments, including reclassification adjustments. Please refer to ASC 740-10-50-10 and ASC 220-10-45-12.

GSX Techedu Inc.

June 23, 2020

The Company respectfully advises the Staff that 47% of the Company’s available for sales investments as of December 31, 2019 were held by either the Company’s holding company incorporated in the Cayman Islands, where no income tax is levied on capital gains on investments, or by the Company’s subsidiary incorporated in the People’s Republic of China (the “PRC”) with preferential tax treatment of zero tax rate. The remaining available for sales investments were held by the Company’s subsidiaries with a preferential income tax rate of 15%.

The Company further advises the Staff that the Company has properly recorded income tax expenses in its consolidated statements of operations related to realized gains on available for sales investments held by the Company’s subsidiaries with a preferential tax rate of 15%. The related income taxes amounted to RMB nil, RMB nil and RMB1.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. The Company acknowledges that such income tax effects were not properly disclosed in its consolidated statements of comprehensive income (loss) for the years then ended but confirms they were recorded as income tax expenses in its consolidated statements of operations. The Company further advises the Staff that the Company has considered the impact of not disclosing such income tax effects and concluded that this was an immaterial omission as the amounts accounted for less than 1% of comprehensive income. Furthermore, while such income tax effects were not properly disclosed in the consolidated statements of comprehensive income (loss), such effects were properly recorded in the Company’s consolidated statements of operations. The Company further advises the Staff that the Company will update its disclosures in the upcoming Form 20-F for the fiscal year ended December 31, 2020.

Additionally, the Company respectfully advises the Staff that under PRC tax law, unrealized gains on available-for-sale investments is not subject to income tax until the gain is realized upon sale. Therefore, the income tax expenses allocated to those available for sales securities that have not been sold at year-end should be recorded as deferred tax liability and other comprehensive income until those securities are sold. The Company further advises the Staff that the Company has not recorded any related deferred tax liabilities for the unrealized gains related to those available-for-sales securities as it considered the related balances as of December 31, 2017, 2018 and 2019 to be insignificant. Specifically, the deferred tax liabilities related to the unrealized gains on available for sales securities at December 31, 2017, 2018 and 2019 amounted to RMB3.6 thousand, RMB34.7 thousand and RMB0.8 million respectively, which accounted for less than 0.1% of total liability and total equity at each year-end and had no impact on the consolidated statements of operations. The Company confirms that it will record the tax impacts on the Company’s available for sales held by the Company’s subsidiaries with a preferential rate of 15% in its future filings and will ensure that the tax impact of the gross amount of unrealized gains on available for sales investments, amounting to RMB3.6 thousand, RMB34.7 thousand and RMB2.4 million for the years ended December 31, 2017, 2018 and 2019, respectively, and the tax impact of the transfer to statement of operations of realized gains on available-for-sale investments, amounting to RMB nil, RMB nil and RMB1.6 million will properly be disclosed in consolidated statements of comprehensive income of its upcoming Form 20-F for the fiscal year ended December 31, 2020.

*     *     *

If you have any additional questions or comments regarding the 2019 20-F, please contact the undersigned at shennan@baijiahulian.com or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at Julie.Gao@skadden.com or at +852 3740-4863.

Sincerely yours,

GSX Techedu Inc.

By:	/s/ Nan Shen
Name:	Nan Shen
Title:	Chief Financial Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP